ATRIUM
INNOVATIONS

[redacted]

08004363

SEC
Mail Processing
Section

AUG 14 2008

August 7, 2008

PROCESSED

AUG 20 2008

THOMSON REUTERS

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

SEC
Mail Processing
Section

AUG 14 2008

Washington, DC
101

Re: Rule 12g3-2(b) Submission for Atrium Innovations Inc.
SEC File number: 082-35044

SUPPL

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following document that Atrium Innovations Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

1. **MD&A;**
2. **Interim Financial Statements as of June 30, 2008;**
3. **Certification of Interim Filings by the CEO; and**
4. **Certification of Interim Filings by the CFO.**

Yours truly,

Manon Deslauriers
Corporate Secretary

Encl.

dlw 8/18

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
418 652-1116
418 652-0151
atrium@atrium-innov.com
www.atrium-innov.com

Management's Discussion and Analysis of Financial Condition and Results of Operations – Q2 2008

The following analysis provides a review of Atrium Innovations Inc.'s ("Atrium Innovations") results of operations and cash flows for the quarter and the six-month period ended June 30, 2008 compared with the quarter and the six-month period ended June 30, 2007 and the financial condition of Atrium Innovations as at June 30, 2008 compared to December 31, 2007. In this Management's Discussion and Analysis ("MD&A"), "Atrium", the "Company", "we", "us", and "our" mean Atrium Innovations Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in our unaudited interim consolidated financial statements for the quarter and the six-month period ended June 30, 2008 and in our 2007 Annual Report.

All amounts are in US dollars unless otherwise indicated.

Our consolidated financial statements are reported in thousands of US dollars and have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, or Canadian GAAP. In this MD&A, we occasionally refer to financial measures that do not have any meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These non-GAAP financial measures are presented in a consistent manner. These measures consist of earnings before interest and taxes ("EBIT" or "earnings from operations"), earnings before interest, taxes, depreciation and amortization ("EBITDA") and gross margin. EBIT means net earnings less other revenues (expenses) and the income tax expense. EBITDA means the addition of EBIT and depreciation and amortization. Gross margin means sales less cost of sales. They are disclosed to provide additional information and should not be considered as a substitute for measures of performance prepared in accordance with GAAP.

COMPANY OVERVIEW

Atrium Innovations Inc. is a recognized leading developer, manufacturer and marketer of science-based and professionally endorsed products for the health and nutrition industries. The Company focuses primarily on growing segments of the health and nutrition markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of health and nutrition finished products through its highly specialized sales and marketing network in more than 35 countries, primarily in North America and Europe. Atrium has 575 employees and operates five manufacturing facilities.

SALE OF THE AI&SC DIVISION

On May 22, 2008, in accordance with the terms previously announced on April 4, 2008, we announced that we had completed the sale of our Active Ingredients and Specialty Chemicals (AI&SC) Division for total proceeds of US$166.4 million in cash, subject to a post-closing working capital adjustment.

This sale is the direct result of the strategic re-evaluation process of the AI&SC Division announced in December 2007. This division was developing, manufacturing and marketing over 2,000 value-added active ingredients and specialty chemicals for the cosmetic, pharmaceutical, chemical and nutrition sectors. This strategic re-evaluation process was primarily motivated by the following factors:

- Atrium's intention to focus its activities and resources in the Health and Nutrition sector in order to give the Company all the leverage it needs to achieve its strategic objectives in this sector, including its goal of quickly becoming a world leader in this field;

- the promising business development outlook for Atrium in the nutritional supplements sector, which offers many accretive acquisition opportunities for the Company;

- due to the numerous development projects underway within Atrium's two divisions, it has become desirable that both divisions determine their own capital structure to carry out their respective development plans in an optimal manner.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Q2 2008

This strategic re-evaluation process has led us to conclude that, in the interest of its two divisions, the Company should divest its AI&SC Division to become more focused on the H&N Division ("pure play"). Thus, splitting the two divisions will provide both with more development opportunities since each division will rely on its own capital to pursue its growth.

The above factors combined with the sale of the AI&SC Division resulted in a change in the presentation of our financial statements. For the balance sheets as at December 31, 2007, the assets and liabilities of the AI&SC Division are presented as held for sale. Moreover, the results and cash flow of this division for the periods ended June 30, 2008 and 2007 are now presented as discontinued operations.

The divestiture of the AI&SC Division will not have any major impact on the operation of the Company. However, the presentation of the AI&SC Division as discontinued operations had an impact on the distribution of head office fees, which in the past were allocated between the two divisions. Continuing activities, the H&N Division, now support 100% of head office expenses. In addition, continuing activities also support the majority of interest expenses related to the debt. These treatments were also applied comparatively for prior periods.

FINANCIAL HIGHLIGHTS - SECOND QUARTER OF 2008:

Continuing Operations – H&N Division:

- Revenues were $74.5 million for the second quarter of 2008 in comparison with $28.2 million in 2007, an increase of 164.7%;
- EBITDA increased by 128.0% to $18.2 million in 2008 compared to $8.0 million in 2007;
- Net earnings reached $10.7 million for 2008 compared to $4.2 million in 2007, an increase of 157.1%;
- Net earnings per share (EPS) for 2008 were $0.33 per share ($0.32 per diluted share) compared to $0.14 per share ($0.13 per diluted share) for the same period in 2007;
- Cash flow from operating activities before changes in non-cash working capital items were $12.2 million for 2008 compared to $4.9 million in 2007, an increase of 148.7%.

Discontinued Operations – AI&SC Division:

- Results of the AI&SC Division, sold during this quarter, include 51 days of operations in 2008 compared to 91 days in 2007;
- Revenues were $34.3 million for 2008 in comparison with $48.3 million in 2007;
- EBITDA were $3.4 million in 2008 compared to $4.7 million in 2007;
- Net earnings reached $33.2 million for 2008, including the net gain of $30.9 million on the sale of the AI&SC Division compared to $2.5 million in 2007;
- Net earnings per share (EPS) for 2008 were $1.03 per share ($1.01 per diluted share) compared to $0.08 per share ($0.07 per diluted share) for the same period in 2007.

Total Net Earnings:

- Total net earnings including discontinued operations reached $43.9 million for second quarter in 2008 compared to $6.6 million in 2007, an increase of 561.8%;
- Total net earnings per share including discontinued operations for 2008 were $1.36 per share ($1.33 per diluted share) compared to $0.22 per share ($0.20 per diluted share) for the same period in 2007, an increase of 518.2%.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Q2 2008

Statement of Earnings Summary - Continuing Operations

(unaudited)

	Quarters ended June 30,		Six-month periods ended June 30,	
(in thousands of US dollars)	**2008**	**2007**	**2008**	**2007**
	$	**$**	**$**	**$**
Revenues	**74,544**	28,163	**140,318**	64,059
Earnings from operations (EBIT)	**16,745**	7,137	**33,774**	15,988
Depreciation and amortization	**1,446**	843	**2,802**	1,625
EBITDA	**18,191**	7,980	**36,576**	17,613
Net earnings from continuing operations	**10,691**	4,158	**21,216**	9,480
Net earnings per share (EPS) from continuing operations				
Basic	**0.33**	0.14	**0.66**	0.31
Diluted	**0.32**	0.13	**0.64**	0.29
Cash flow from continuing operating activities before changes in non-cash working capital items	**12,244**	4,923	**23,897**	11,143

Statement of Earnings Summary - Other Information

(unaudited)

	Quarters ended June 30,		Six-month periods ended June 30,	
(in thousands of US dollars)	**2008**	**2007**	**2008**	**2007**
	$	**$**	**$**	**$**
Net earnings from discontinued operations	**33,166**	**2,469**	**37,361**	**5,765**
Net earnings	**43,857**	**6,627**	**58,577**	**15,245**
Net earnings per share (EPS)				
Basic	**1.36**	**0.22**	**1.81**	**0.50**
Diluted	**1.33**	**0.20**	**1.77**	**0.47**

Revenues for the quarter ended June 30, 2008 reached $74.5 million compared to $28.2 million for the same period in 2007, an increase of $46.3 million or 164.7%. For the six-month period ended June 30, 2008, revenues reached $140.3 million compared to $64.1 million for the same period in 2007, an increase of 119.0%. The increase came primarily from the acquisitions of Mucos in July 2007 and MCO in February 2008 and also from organic growth. This revenue increase was not affected by the foreign exchange rate since our sales were mainly in US dollars in 2007.

Gross margin amounted to $37.2 million for the quarter ended June 30, 2008, compared to $15.0 million in the same period of 2007, an increase of $22.2 million or 148.2%. This variation is primarily attributable to the integration of gross margins from the acquisitions of Mucos in July 2007 and MCO in February 2008. The gross margin rate decreased from 53.1% in 2007 to 49.8% in

2008. This variation was due to the positive effect of the integration of gross margin products from the newly-acquired Mucos and MCO, offset mainly by the increase in sales of contract manufacturing (CMO) products in the second quarter with lower gross margins and to an increase in the provisioning cost of some raw materials and packaging products and fuel surcharges included in freight costs following the rise in oil prices. Moreover, the production equipment depreciation has been included in the cost of goods sold since the beginning of 2008 following the adoption of the new CICA section on inventories. This prospective application had a negative impact of 0.6% on our gross margin in 2008.

For the first half of 2008, the gross margin amounted to $72.7 million compared to $32.1 million for the same period in 2007, an increase of $40.6 million or 126.5%. This variation is primarily attributable to the integration of gross margins from the acquisitions of Mucos in July 2007 and MCO in February 2008. The gross margin rate increased from 50.1% in 2007 to 51.8% in 2008 mainly as a result of the integration of gross margin products from the newly-acquired Mucos and MCO, which was offset by the increase in sales of CMO products with lower gross margins, especially during the second quarter of 2008, and of an increase in the provisioning cost of some raw materials and packaging products.

Selling and administrative expenses were $19.1 million for the quarter ended June 30, 2008, an increase of $12.1 million over the $7.0 million incurred during the same period in 2007. For the six-month period ended June 30, 2008, those expenses reached $36.4 million, an increase of $22.0 million compared to $14.4 million for the same period in 2007. The increase of selling and administrative expenses came primarily from the acquisitions of Mucos in July 2007 and MCO in February 2008. For the upcoming quarters, we expect that selling and administrative expenses as a percentage of sales to be relatively stable.

EBITDA for the quarter ended June 30, 2008 was $18.2 million compared to $8.0 million in 2007, an increase of $10.2 million or 128.0%. For the six-month period ended June 30, 2008, EBITDA was $36.6 million compared to $17.6 million in 2007, an increase of $19.0 million or 107.7%. A large part of the EBITDA increase in 2008 came from the acquisitions of Mucos in July 2007 and MCO in February 2008 and another part is related to organic growth.

The EBITDA margin decreased from 28.3% in 2007 to 24.4% in 2008 for the second quarters ended June 30 and from 27.5% in 2007 to 26.1% in 2008 for the six-month periods ended June 30. The variation was primarily the result of the decrease in gross margin and by additional selling and corporate expenses related to bonuses and long-term compensation.

The difference in operating results between 2008 and 2007 is not impacted by foreign exchange rates since the majority of our 2007 operations were in US dollars.

Depreciation and amortization expenses for the quarter ended June 30, 2008 were $1.4 million, including $0.5 million presented in the cost of sales; this represents an increase of $0.6 million compared to $0.8 million in 2007. For the six-month period ended June 30, 2008, depreciation and amortization expenses were $2.8 million, including $0.9 million presented in the cost of sales, compared to $1.6 million in 2007. This increase is primarily due to the depreciation of property, plant and equipment and to the amortization of intangible assets further to the acquisitions of Mucos in July 2007 and MCO in February 2008.

Financial revenues for the quarter and the six-month period ended June 30, 2008 increased when compared to 2007 mainly because of the $0.7 million gain on the euro interest rate swap during the second quarter of 2008. This swap sale was done following the reimbursement of a large part of the debt in euros because it no longer met the criteria for hedging financial instruments.

Financial expenses for the quarter ended June 30, 2008 were $4.0 million compared to $1.5 million in 2007. For the six-month period ended June 30, 2008, financial expenses were $8.3 million compared to $3.2 million in 2007. These half-year financial expenses include all the interest expenses related to our debt except for $0.7 million in 2008 and $0.9 million in 2007, which are disclosed as discontinued operations. The 2008 increase is due directly to the increase in average debt level caused by the recent acquisitions of Mucos in July 2007 and MCO in February 2008, which required 127.5 million euros and 16.0 million euros respectively. Financial expenses for the next quarters should decrease following the debt reimbursements of $178.4 million during the second quarter of 2008 primarily related to the proceeds from the sale of the AI&SC Division.

Income tax expense amounted to $3.5 million (or 24.6% of earnings before taxes) for the quarter ended June 30, 2008, compared to $1.2 million (or 22.9% of earnings before taxes) during the same period of 2007. For the six-month period ended June 30, 2008, income tax expense amounted to $6.8 million (or 24.3% of earnings before taxes) compared to $3.3 million (or 25.6% of earnings before taxes) during the same period last year. These tax rates represent the weighted tax rates of the different jurisdictions where we operate as well as the positive impact of the fiscal structures set up to finance our acquisitions in the past years.

Net earnings from continuing operations for the quarter ended June 30, 2008 were $10.7 million or $0.33 per share ($0.32 per diluted share) compared to $4.2 million or $0.14 per share ($0.13 per diluted share) in 2007, an increase of 157.1%. For the half

year ended June 30, 2008, net earnings from continuing activities were $21.2 million or $0.66 per share ($0.64 per diluted share) compared to $9.5 million or $0.31 per share ($0.29 per diluted share) in 2007, an increase of 123.8%. These increases were predominantly driven by organic growth and by the acquisitions of Mucos in July 2007 and MCO in February 2008.

Total net earnings including discontinued operations for the quarter ended June 30, 2008 were $43.9 million or $1.36 per share ($1.33 per diluted share) compared to $6.6 million or $0.22 per share ($0.20 per diluted share) in 2007, an increase of $37.2 million or 561.8%. For the half year ended June 30, 2008, net earnings including discontinued operations were $58.6 million or $1.81 per share ($1.77 per diluted share) compared to $15.2 million or $0.50 per share ($0.47 per diluted share) in 2007, an increase of $43.3 million or 284.2%. These increases in net earnings are attributable to the accretive acquisitions of Mucos in July 2007 and MCO in February 2008 and in a large part to the $30.9 million gain net of tax or net gain on the sale of the AI&SC Division.

Consolidated Balance Sheet Data (unaudited)

(in thousands of US dollars)	June 30, 2008 $	December 31, 2007 $
Total assets	**528,502**	625,245
Long-term liabilities	**206,453**	334,588

Total Consolidated Assets and Long-Term Liabilities

Total consolidated assets, which were $625.2 million on December 31, 2007, amounted to $528.2 million as of June 30, 2008. This decrease reflects the sale of the AI&SC Division, offset by the acquisition of MCO in February 2008 and a general increase in the accounting value of our assets denominated in euros where the foreign exchange rate increased by almost 8% over the US dollar during the first half of 2008. Long-term liabilities totaled $206.5 million as of June 30, 2008 compared to $334.6 million as of December 31, 2007. This decrease is due to the long-term debt reimbursement of $178.4 million related mainly to the proceeds from the sale of the AI&SC Division, offset by the acquisition of MCO in February 2008, which generated $32.0 million in additional debt and by the strengthening euro over the US dollar, which increased the long-term debt in this currency by $3.7 million.

Results from Discontinued Operations (unaudited)

	Quarters ended June 30,		Six-month periods ended June 30,	
(in thousands of US dollars)	2008 $	2007 $	2008 $	2007 $
	(51 days)	(91 days)	(143 days)	181 (days)
Revenues	**34,338**	48,254	**102,315**	107,044
Earnings from operations (EBIT)	**3,207**	4,440	**9,354**	9,519
Depreciation and amortization	**178**	259	**484**	506
EBITDA	**3,385**	4,699	**9,838**	10,025
Net earnings from discontinued operations	**33,166**	2,469	**37,361**	5,765

Revenues from discontinued operations were $34.3 million for the quarter ended June 30, 2008 compared to $48.3 million for the same period in 2007. For the half year ended June 30, 2008, revenues from discontinued operations were $102.3 million compared to $107.0 million for the same period in 2007. Those decreases are mainly due to the lower number of operational days in 2008 compared to 2007 following the sale of the AI&SC Division on May 22, 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Q2 2008

EBITDA was $3.4 million (or 9.9% of revenues) for the quarter ended June 30, 2008 compared to a 2007 EBITDA of $4.7 million (or 9.1% of revenues). For the six-month period ended June 30, 2008, EBITDA was $9.8 million (or 9.6% of revenues) compared $10.0 million (or 9.4% of revenues) in 2007. These decreases are mainly due to the lower number of operational days in 2008 compared to 2007 following the sale of the AI&SC Division on May 22, 2008.

Net earnings from discontinued operations for the second quarter of 2008 were $33.2 million compared to $2.5 million for the same period in 2007, an increase of $30.7 million. For the six-month period ended June 30, 2008, net earnings from discontinued operations were $37.4 million compared $5.8 million in 2007, an increase of $31.6 million. These variances are almost entirely due to the $37.4 million gain on the sale of the AI&SC Division which was impacted with a future income tax expense of $6.5 million, resulting in a net gain of $30.9 million.

This net gain also includes a $1.8 million write-down on our long-term investment in Les Biotechnologies Océanova Inc. for the portion of the development related to the cosmetic active ingredient.

Moreover, an amount of $4.4 million of the proceeds from the sale of the AI&SC Division was recorded as deferred revenues pursuant to the five-year manufacturing and supply agreement entered into with the buyer.

LIQUIDITY, CASH FLOW AND CAPITAL RESOURCES

Our operations, acquisitions and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidities and the use of our credit facilities, as well as the issuance of common shares.

In the second quarter of 2008, following the sale of the AI&SC Division, the Company amended its existing revolving credit facility, decreasing the authorized amount by $50.0 million to $300.0 million. The Company has the right to bring this amount to $425.0 million under certain conditions. This revolving credit facility, expiring in 2012, provides for the possibility of extending the term for an additional year on the 2009 anniversary date. The facility bears interest at variable rates and is secured by a first mortgage on all assets of the Company and its North American, German and Netherlands subsidiaries. In addition, all the shares held by the Company in its subsidiaries have been pledged as collateral security.

As of June 30, 2008, our consolidated cash and cash equivalents position was $20.0 million and our long-term debt amounted to $143.9 million. This long-term debt includes $130.8 million from our revolving credit facility. The other portion of our long-term debt consists of a subordinated debt of $13.1 million bearing interest at a rate of 7%. The subordinated debt agreement was amended in November 2007 to increase the authorized amount by $35.9 millions and is now subject to a full repayment at the end of 2012. All other conditions remain unchanged. This additional availability must be used in total or in part by December 31, 2008 following the amendment executed on May 21, 2008.

To manage interest rate fluctuations, we have an interest rate swap designated as cash flow hedge for the variable interest payment of our long-term debt. Approximately 35% of our long-term debt is covered by the hedging. For more details on the swap, refer to note 21 of our 2007 consolidated financial statements included in our 2007 Annual Report. In the second quarter, following reimbursement of a large part of our euro debt, we sold our euro interest rate swap and realized a gain of $0.7 million.

The Company believes that these liquidities, combined with the revolving credit facility and cash flows from operations, will be adequate to meet operating cash requirements in the foreseeable future. However, possible additional acquisitions of complementary businesses or products may require additional financing.

OPERATING ACTIVITIES

Cash flows used by our continuing operations were $2.7 million for the quarter ended June 30, 2008 compared to generated cash flows of $8.4 million in 2007. This cash flow variation of $11.1 million is primarily due to changes in non-cash working capital items. Cash flows from operating activities before changes in non-cash working capital items were $12.2 million for the second quarter of 2008 compared to $4.9 million in 2007, an increase of 148.7%. For the six-month period ended June 30,2008, cash flows from operating activities before changes in non-cash working capital items were $23.9 million compared to $11.1 million for the same period in 2007, an increase of 114.4%

Management's Discussion and Analysis of Financial Condition and Results of Operations – Q2 2008

FINANCING ACTIVITIES

For the quarter ended June 30, 2008, cash flows used by our continuing financing activities were $177.8 million compared to $5.8 million in 2007. For the half year ended June 30, 2008, cash flows used by our continuing financing activities were $151.5 million compared to generated cash flows of $5.7 million in 2007. During 2008, the cash flows used for continuing financing activities mainly reflected the debt reimbursement of $178.4 million that came almost entirely from the proceeds of the sale of the AI&SC Division, offset by the borrowing amounting to $23.7 million (16.0 million euros) for the acquisition of MCO in February 2008. In 2007, cash flows used by our continuing financing activities were primarily due to long-term debt reimbursements of $6.1 million while cash flows generated in the six-month period came from the $21.5 million loan related to the acquisition of AquaCap in January 2007, offset by debt reimbursements of $16.3 million.

INVESTING ACTIVITIES

Cash flows used by our continuing investing activities were $1.2 million for the quarter ended June 30, 2008 mainly representing property, plant and equipment acquisitions. For the six-month period ended June 30, 2008, cash flows used by our continuing investing activities were $25.5 million and included funds used for the MCO acquisition in February 2008 amounting to $24.1 million. For the first half of 2007, cash flows used by our continuing investing activities amounted to $21.5 million and were used mainly for the acquisition of AquaCap in January 2007.

Cash flows generated by our discontinued investing activities were $143.6 million for the quarter ended June 30, 2008 and $142.7 million for the first half of 2008. They came primarily from the proceeds of the sale of the AI&SC Division (see note 3 of our 2008 second quarter interim financial statements).

Management's Discussion and Analysis of Financial Condition and Results of Operations – Q2 2008

Quarterly Financial Information Summary (unaudited)

(in thousands of US dollars, except per share data)

	Quarters ended			
	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007
	$	$	$	$
Revenues	74,544	65,774	57,859	50,923
EBITDA	18,192	18,384	13,689	14,688
Net earnings from continuing operations	10,691	10,525	8,061	7,245
Net earnings	43,857	14,720	10,720	9,754
EPS from continuing operations				
Basic (1)	0.33	0.33	0.26	0.24
Diluted (1)	0.32	0.32	0.25	0.22
Total EPS				
Basic (1)	1.81	0.46	0.34	0.32
Diluted (1)	1.77	0.44	0.33	0.30

	Quarters ended			
	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
	$	$	$	$
Revenues	28,163	35,896	28,861	28,290
EBITDA	7,980	9,633	6,372	7,122
Net earnings from continuing operations	4,158	5,322	4,635	4,432
Net earnings	6,627	8,618	7,035	6,409
EPS from continuing operations				
Basic (1)	0.14	0.17	0.15	0.15
Diluted (1)	0.13	0.16	0.14	0.14
Total EPS				
Basic (1)	0.22	0,28	0,23	0.21
Diluted (1)	0.20	0,26	0,22	0.20

(1) Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information.

Significant items explaining the important variations in the above quarterly results were the sale of the AI&SC Division during the second quarter of 2008 generating a net gain on disposal of $30.9 million and the major acquisitions made during the last 8 quarters: MCO in February 2008, Mucos in July 2007 and AquaCap in January 2007.

CAPITAL STOCK

On August 6, 2008, there were 32,407,075 common shares and 1,087,000 stock options outstanding.

OFF-BALANCE SHEET ARRANGEMENTS

As of June 30, 2008, we were not the primary beneficiary in Variable Interest Entities and there was no off-balance sheet arrangement.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, provisions for obsolete inventories, future income tax assets and liabilities, the useful lives of property, plant and equipment and intangible assets, the valuation of intangible assets and goodwill, the fair value of options granted, the contingencies and certain accrued liabilities.

We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

There have been no significant changes in the Company accounting policies and estimates since December 31, 2007. Please refer to the appropriate section of the financial statements included in our 2007 Annual Report for a complete description of our accounting policies.

NEW ACCOUNTING STANDARDS

Financial Instruments – Disclosure and Presentation

On January 1, 2008, the Company adopted Sections 3862 and 3863 of the Canadian Institute of Chartered Accountants ("CICA") handbook, which replace Section 3861, "Financial Instruments – Disclosure and Presentation". These sections require the disclosure of additional information about financial asset and liability categories as well as a detailed discussion on the risks associated with the company's financial instruments and how they are managed. This standard harmonizes disclosures with International Financial Reporting Standards ("IFRS").

The adoption of these sections had no material impact on the Company's consolidated earnings. The new disclosure requirements are presented in note 10, Financial Instruments.

Capital Disclosures

On January 1, 2008, the Company adopted Section 1535, "Capital Disclosures". This section establishes standards for disclosing information about an entity's capital and how it is managed so as to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital.

Further to the adoption of this section, information on capital management is now included in the Company's notes to the consolidated financial statements. This information is included in note 9, Capital Management.

Inventories

On January 1, 2008, the Company adopted Section 3031, "Inventories", which replaces existing Section 3030 with the same title and harmonizes accounting for inventories under Canadian GAAP with IFRS. This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

The Company applied this standard prospectively. On January 1, 2008 the impact of this accounting change, which requires the evaluation at the complete cost including the depreciation of fixed assets used in the manufacturing process, has been an inventory increase of $169,000. The counterpart increased retained earnings at the beginning of the period.

Impact of accounting pronouncements not yet adopted

Goodwill and Intangibles

In February 2008, the CICA issued Section 3064 "Goodwill and Intangible Assets", which replaces Section 3062, "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This section is effective for interim and annual financial statements beginning on October 1, 2008. This section also establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are aligned with IFRS IAS 38 "Intangible Assets".

The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board ("AcSB") confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement, presentation and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 "Inventories" and IAS 38 "Intangible Assets", thus mitigating the impact of adopting IFRS at the mandatory transition date.

The Company is currently evaluating the impact of the adoption of IFRS on its consolidated financial statements.

CAPITAL MANAGEMENT

The Company's primary capital management objectives are as follows:

- Ensure the longevity of the Company's capital so as to support continued operations and shareholder returns;
- Preserve its financial flexibility in order to continue acquiring complementary businesses or products;
- Optimize our leverage position by targeting a total debt/earnings before income tax, interest and depreciation ratio lower than 3.5.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. Capital management objectives, policies and procedures were unchanged since the last period.

As at June 30, 2008, the Company has not been in default under any of its obligations regarding the revolving credit facility. Moreover, the sale of the AI&SC Division pushed down the debt level, providing the Company with greater flexibility in the pursuit of its goals.

FINANCIAL AND OTHER INSTRUMENTS

As at June 30, 2008, the classification of financial instruments other than derivative financial instruments, as well as their carrying amounts and fair values, are shown in the table below.

	Held for trading	Loans and receivables	Other financial liabilities	Total book value	Fair value
	$	$	$	$	$
Financial assets					
Cash and cash equivalents	20,005	-	-	20,005	20,005
Accounts receivable	-	39,232	-	39,232	39,232
Short-term note	-	9,966	-	9,966	9,966
Financial liabilities					
Accounts payable and accrued liabilities	-	36,967	-	36,967	36,967
Long-term debt	-	-	143,965	143,965	144,065

Fair Value

Cash and cash equivalents, accounts receivable, short-term note and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity. The fair value of the long-term debt has been established by discounting the future cash flows at an interest rate that the Company would currently be able to obtain for loans with similar maturity dates and terms. The fair value of the long-term debt is $144.1 million ($279.2 million as at December 31, 2007).

The fair value of derivative financial instruments is approximately equal to the amounts for which the financial instruments could be settled between consenting parties, based on current market data for similar instruments. As estimates must be used to determine fair value, they must not be interpreted as being realizable in the event of an immediate settlement of the instruments.

The fair value of derivative financial instruments as at June 30, 2008, is detailed as follows:

	Assets	Liabilities
Derivative financial instrument designated as cash flow hedge:	$	$
U.S. interest rate swaps	-	539

Foreign Currency Risk

As the Company operates internationally, it is exposed to foreign exchange risks because of possible fluctuations in exchange rates. For the quarters ended June 30, 2008 and 2007, the Company was exposed to limited foreign exchange risks as transactions by its European subsidiaries are denominated in euros, those made by its U.S. subsidiaries are denominated in U.S. dollars and those made by its Canadian subsidiaries are denominated in Canadian dollars.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Q2 2008

Following the acquisition of Mucos in July 2007 and the sale of our AI&SC Division in May 2008, the portion of our operations denominated in euros is approximately 50%. We benefit from a natural hedge for the portion of our cash flow generated in euros through interest expenses paid on our long-term debt in euros. As at June 30, 2008, the Company has long-term debts in foreign currency other than the U.S. dollar amounting to 13.4 million in Canadian dollars and 31.4 million in euros. Furthermore, the Company is not exposed to any significant risk associated with forward exchange contracts outstanding as at June 30, 2008.

For the second quarter of 2008, everything else being equal, an hypothetical 5.0% strengthening of the euro against the U.S. dollar on the debt would have had no impact on net income and an unfavorable impact before taxes of $2.5 million on other comprehensive income. An hypothetical 5.0% weakening of the euro against the U.S.dollar on the debt would have had the opposite impact on other comprehensive income and still no impact on net income.

For the second quarter of 2008, everything else being equal, an hypothetical 5.0% strengthening of the Canadian dollar against the U.S. dollar on the debt would have had no impact on net income and an unfavorable impact before taxes of $0.7 million on other comprehensive income. An hypothetical 5.0% weakening of the Canadian dollar against the U.S.dollar on the debt would have had the opposite impact on other comprehensive income and still no impact on net income.

Liquidity Risk

The Company has contractual obligations and financial liabilities, thus, is exposed to liquidity risk.

The Company believes that future cash flows generated by operations and access to additional liquidity through capital and banking markets will be adequate to meet its financial obligations. With senior management oversight, the Company manages the cash resources based on financial forecasts and anticipated cash flows.

Interest Rate Risk

The Company's exposure to interest rate risk is as follows:

Cash and cash equivalents	Variable interest rate
Accounts receivable	Non-interest bearing
Short-term note	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Long-term debt	Fixed and variable interest rates

In order to mitigate this risk, the Company maintains, with interest rate swap, an adequate balance of fixed versus floating rate debt. As at June 30, 2008, the floating rate portion of the Company's long-term debt represented 56% of the total while the fixed rate portion represented 44%.

For the second quarter of 2008, everything else being equal, an hypothetical 0.5% increase in interest rates on the debt would have had an unfavorable impact of $0.1 million on net income and no impact on other comprehensive income. An hypothetical 0.5% decrease in interest rates on the debt would have had the opposite impact on net income and still no impact on other comprehensive income.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are held by banks according to the following distribution:

	As at June 30, 2008		As at December 31, 2007	
	Related to continuing operations $	Related to assets held for sale $	Related to continuing operations $	Related to assets held for sale $
European banks	8,668	-	19,072	15,838
American banks	10,088	-	7,224	-
Canadian banks	1,249	-	1,110	1,609
	20,005	-	27,406	17,447
	20,005		44,853	

Consequently, management considers the concentration of credit risk related to cash and cash equivalents to be minimal. The Company is protected against any concentration of credit risk through its products, customer and geographic diversity. As at June 30, 2008, the maximum credit risk exposure for receivables corresponds to their carrying value.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $0.6 million as at June 30, 2008 and December 31, 2007.

RISK FACTORS

There were no significant changes in the risk factors and uncertainties facing Atrium Innovations, as described in the Company's 2007 annual MD&A, during the three-month period ended June 30, 2008.

Continuous disclosure and disclosure controls

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and it is therefore required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.atrium-innov.com and www.sedar.com.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with GAAP in its financial statements. The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls over financial reporting to the issuers. They established the internal control over financial reporting or had it established under their supervision in order to obtain reasonable assurance about the reliability of the financial reporting and to make sure that the financial statements were being prepared accordingly with GAAP.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to the Company's ICFR during the quarter ended June 30, 2008 that materially affected or that are reasonably likely to materially affect its ICFR. No such changes were identified through their evaluation.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Q2 2008

Forward-Looking Statements

This report contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. The information contained herein is dated as of August 6, 2008, date of the Board's approval for the MD&A and the consolidated financial statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

On behalf of management,

Mario Paradis,CA
Vice President and Chief Financial Officer

August 6, 2008

ATRIUM
INNOVATIONS

Atrium Innovations Inc.

Interim Consolidated Financial Statements

(expressed in thousands of US DOLLARS)

Six months ended June 30, 2008 and 2007

Atrium Innovations Inc.

Interim Consolidated Balance Sheets

(expressed in thousands of US DOLLARS)

Unaudited	As at June 30, 2008	As at December 31, 2007
	$	$
Assets		
Current assets		
Cash and cash equivalents	20,005	27,406
Accounts receivable	39,232	25,520
Income tax recoverable	4,597	2,844
Inventory	40,018	26,619
Prepaid expenses	2,049	1,241
Current receivable	9,966	8,949
Future income tax assets	797	5,896
Current assets held for sale (note 3)	-	91,131
	116,664	189,606
Long-term investment, at cost	-	1,841
Property, plant and equipment	13,442	12,211
Deferred charges and others	2,362	2,114
Intangible assets	196,737	175,748
Goodwill (note 5)	194,768	168,828
Future income tax assets	4,529	3,482
Long-term assets held for sale (note 3)	-	71,415
	528,502	625,245
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	36,967	33,920
Income taxes	98	215
Deferred revenues	1,611	112
Financial instruments (note 10)	539	-
Current portion of long-term debt (note 6)	21	113
Current liabilities related to assets held for sale (note 3)	-	45,375
	39,236	79,735
Long-term debt (note 6)	143,944	279,012
Deferred revenues	3,097	-
Financial instruments (note 10)	-	1,869
Future income tax liabilities	59,412	53,424
Long-term liabilities related to assets held for sale (note 3)	-	283
	245,689	414,323
Shareholders' Equity		
Share capital (note 7)	89,681	82,763
Contributed surplus	1,709	2,014
Retained earnings	159,716	100,970
Accumulated other comprehensive income	31,707	25,175
	282,813	210,922
	528,502	625,245

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors,

Pierre Fitzgibbon, Director

Gérard Limoges, Director

Atrium Innovations Inc.

Consolidated Statements of Changes in Shareholders' Equity

(expressed in thousands of US DOLLARS)

Unaudited	Common shares	Share capital	Other Capital	Retained Earnings	Accumulated other comprehensive income	Total
	(number of)	$	$	$	$	$
Balance as at December 31, 2006	30,624,947	80,640	1,749	65,251	11,388	159,028
Net earnings for the year	-	-	-	15,245	-	15,245
Stock-based compensation costs	-	-	51	-	-	51
Exercise of stock options	-	-	(68)	-	-	(68)
Adjustment related to the implementation of a new accounting standard	-	-	-	-	216	216
Other comprehensive income	-	-	-	-	5,441	5,441
Issued pursuant to the stock option plan	152,000	468	-	-	-	468
Stock-based compensation costs	-	68	-	-	-	68
Balance as at June 30, 2007	30,776,947	81,176	1,732	80,496	17,045	180,449
Balance as at December 31, 2007	31,167,247	82,763	2,014	100,970	25,175	210,922
Adjustment related to the implementation of a new accounting standard (note 2)	-	-	-	169	-	169
Net earnings for the period	-	-	-	58,577	-	58,577
Stock-based compensation costs	-	-	406	-	-	406
Exercise of stock options	-	-	(711)	-	-	(711)
Other comprehensive income	-	-	-	-	6,532	6,532
Issued as part of the acquisition of Multicare	81,128	1,459	-	-	-	1,459
Issued pursuant to the stock option plan	1,150,700	4,748	-	-	-	4,748
Stock-based compensation costs	-	711	-	-	-	711
Balance as at June 30, 2008	32,399,075	89,681	1,709	159,716	31,707	282,813

Interim Consolidated Statements of Comprehensive Income

(expressed in thousands of US DOLLARS)

Unaudited	Quarters ended June 30 2008	Quarters ended June 30 2007	Six months ended June 30 2008	Six months ended June 30 2007
	$	$	$	$
Net earnings for the period	43,857	6,627	58,577	15,245
Other comprehensive income				
Translation adjustment	(6,465)	4,322	25,412	5,354
Translation adjustment on debt designated as investment hedges, net of its related income taxes in the amount of $1,884,000 ($- in 2007)	8,094	-	(15,088)	-
Variation in fair value of derivatives designated as cash flow hedge, net of its related income taxes in the amount of $292,000 ($- in 2007)	2,730	205	728	87
Translation adjustment reclassified to earnings related to the sale of the AI&SC Division	(4,520)	-	(4,520)	-
Other comprehensive income	(161)	4,527	6,532	5,441
Comprehensive income for the period	43,696	11,154	65,109	20,686

Accumulated Other Comprehensive Income Allocation

(expressed in thousands of US DOLLARS)

Unaudited	As at June 30, 2008	As at June 30, 2007
	$	$
Translation adjustment	47,059	16,742
Translation adjustment on debt designated as investment hedges, net of its related income taxes	(15,088)	-
Fair value of derivatives designated as cash flow hedge, net of its related income taxes	(264)	303
Accumulated other comprehensive income	31,707	17,045
Retained earnings	159,716	80,496
Total of Accumulated Other Comprehensive Income and Retained Earnings	191,423	97,541

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Innovations Inc.

Interim Consolidated Statements of Earnings

(expressed in thousands of US DOLLARS, except share and per share data)

Unaudited	Quarters ended June 30, 2008	Quarters ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
	$	$	$	$
Revenues	74,544	28,163	140,318	64,059
Operating expenses				
Cost of sales (including depreciation, see note 2c)	37,393	13,195	67,598	31,947
Selling and administrative expenses	19,102	7,041	36,407	14,413
Research and development costs	322	(53)	608	86
Depreciation and amortization				
Property, plant and equipement	247	553	476	1,046
Intangible assets	735	290	1,456	579
	57,799	21,026	106,545	48,071
Earnings from operations	16,745	7,137	33,773	15,988
Other revenues (expenses)				
Financial revenues	1,083	199	1,503	385
Financial expenses	(3,978)	(1,511)	(8,344)	(3,198)
Foreign exchange gain (loss)	320	(480)	1,094	(435)
	(2,575)	(1,792)	(5,747)	(3,248)
Earnings before the following items	14,170	5,345	28,026	12,740
Income tax expense				
Current income tax expense	3,659	1,498	7,485	3,581
Future income tax benefit	(180)	(311)	(675)	(321)
	3,479	1,187	6,810	3,260
Net earnings from continuing operations	10,691	4,158	21,216	9,480
Net earnings from discontinued operations (note 3)	33,166	2,469	37,361	5,765
Net earnings for the period	43,857	6,627	58,577	15,245
Net earnings per share from continuing operations				
Basic	0.33	0.14	0.66	0.31
Diluted	0.32	0.13	0.64	0.29
Net earnings per share				
Basic	1.36	0.22	1.81	0.50
Diluted	1.33	0.20	1.77	0.47
Weighted average number of shares outstanding (000's) (note 8)				
Basic	32,362	30,753	32,313	30,711
Diluted	33,004	32,670	33,075	32,632

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Innovations Inc.

Interim Consolidated Statements of Cash Flows

(expressed in thousands of US DOLLARS)

Unaudited	Quarters ended June 30, 2008	Quarters ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
	$	$	$	$
Cash flows from operating activities				
Net earnings for the period	43,857	6,627	58,577	15,245
Net earnings for the period from discontinued operations	(33,166)	(2,469)	(37,361)	(5,765)
Net earnings for the period from continuing operations	10,691	4,158	21,216	9,480
Items not affecting cash and cash equivalents				
Depreciation and amortization	1,446	843	2,802	1,625
Deferred charges	443	25	562	136
Deferred revenues	212	46	205	7
Gain on derivative financial instruments	(768)	(11)	(770)	(12)
Stock-based compensation costs	222	20	406	51
Future income taxes	(180)	(311)	(675)	(321)
Foreign exchange loss on long-term items denominated in foreign currency	178	153	151	177
Change in non-cash operating working capital items (note 11a)	(14,951)	3,488	(27,719)	3,033
Cash flows from continuing operating activities	(2,707)	8,411	(3,822)	14,176
Cash flows from discontinued operating activities	12,501	3,780	13,270	7,779
Cash flows from operating activities	9,794	12,191	9,448	21,955
Cash flows from financing activities				
Increase in long-term debt	-	115	23,692	21,500
Payments on long-term debt	(178,442)	(6,118)	(179,824)	(16,306)
Deferred financing costs	(527)	-	(860)	-
Issuance of shares, net of share issue expenses and related income tax	447	245	4,748	468
Proceeds from the sale of financial instruments	755	-	755	-
Cash flows from continuing financing activities	(177,767)	(5,758)	(151,489)	5,662
Cash flows from investing activities				
Business acquisitions, net of cash and cash equivalents acquired (note 4)	(141)	(1,757)	(24,139)	(20,835)
Purchase of property, plant and equipment	(1,018)	(402)	(1,315)	(642)
Acquisition of amortizable intangible assets	(43)	-	(48)	-
Cash flows from continuing investing activities	(1,202)	(2,159)	(25,502)	(21,477)
Cash flows from discontinued investing activities	143,655	(282)	142,690	(437)
Cash flows from investing activities	142,453	(2,441)	117,188	(21,914)
Net change in cash and cash equivalent	(25,520)	3,992	(24,853)	5,703
Effect of exchange rate changes on cash and cash equivalents	(2,301)	639	5	996
Increase (decrease) in cash and cash equivalents	(27,821)	4,631	(24,848)	6,699
Cash and cash equivalents - beginning balance	47,826	24,384	44,853	22,316
Cash and cash equivalents - ending balance	20,005	29,015	20,005	29,015
Cash and cash equivalents related to:				
Continuing operations	20,005	16,272	20,005	16,272
Discontinued operations (note 3)	-	12,743	-	12,743
	20,005	29,015	20,005	29,015

Additional information (note 11b)

The accompanying notes are an integral part of these interim consolidated financial statements.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

1 Basis of presentation

These interim financial statements as at June 30, 2008 and for the periods ended June 30, 2008 and 2007, are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements, except for the new accounting standards as disclosed in note 2. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2 New accounting standards

a) Financial Instruments - Disclosures and Financial Instruments - Presentation

On January 1, 2008, the Company adopted Section 3862 and 3863 of the Canadian Institute of Chareted Accountants ("CICA") handbook, which replace Section 3861, "Financial Instruments - Disclosure and Presentation" The new disclosure standard requires the disclosure of additional detail of financial asset and liability categories as well as a detailed discussion on the risks associated with the company's financial instruments. This standard harmonizes disclosures with International Financial Reporting Standards ("IFRS").

The adoption of these Sections did not have impact on the Company's consolidated net earnings. The new disclosure requirements are presented in note 10, Financial Instruments.

b) Capital Disclosures

On January 1, 2008, the Company adopted Section 1535, "Capital Disclosures". This Section establishes standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital.

The adoption of this Section implied that information on capital management is now included in the notes to the consolidated financial statements. This information is included in note 9, Capital management.

c) Inventories

On January 1, 2008, the Company adopted Section 3031, "Inventories" which will replace existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

The Company applied this standard prospectively. On January 1, 2008 the impact of this accounting change, which requires the evaluation at the complete cost including the depreciation of the fixed assets used in the manufacturing process, has been an inventory increase of $169,000. The counterpart increased the retained earnings of the beginning period.

For the quarter ended June 30, 2008, a depreciation of $464,000 is included in the cost of sales (- in 2007). For the six-month period ended June 30, 2008, a depreciation of $870,000 is included in the cost of sales (- in 2007).

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

Impact of accounting pronouncements not yet adopted

a) Goodwill and Intangibles

In February 2008, the AcSB issued Section 3064 "Goodwill and intangible assets" which replaces Section 3062, "Goodwill and Other Intangible Assets" and Section 3450 "Research and development costs". This Section is effective, for the Company, for interim and annual financial statements beginning on October 1, 2008. This Section establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets.

The Company is currently evaluating the impact of this new standard on its Consolidated Financial Statements.

b) International Financial Reporting Standards

In February 2008, the Accounting Standards Board ("AcSB") confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 "Inventories" and IAS 38 "Intangible assets", thus mitigating the impact of adopting IFRS at the mandatory transition date.

The Company is currently evaluating the impact of the adoption of IFRS on its Consolidated Financial Statements.

3 Discontinued operations

On May 22, 2008, in accordance with the terms previously announced on April 4, 2008, Atrium Innovations Inc announced that it has completed the sale of its Active Ingredients and Specialty Chemicals division ("AI&SC") for total proceeds of $166,400,000 in cash, subject to working capital adjustments.

	Quarters ended June 30,		Six months ended June 30,	
Summary of discontinued operations earnings	**2008**	**2007**	**2008**	**2007**
	$	$	$	$
Revenues	34,338	48,254	102,315	107,044
Depreciation	178	259	484	506
Earnings from operations	3,207	4,440	9,354	9,519
Gain on the sale	37,384	-	37,384	-
Income tax expense [(1)]	7,268	1,381	9,105	2,860
Net earnings from discontinued operations	33,166	2,469	37,361	5,765
Net earnings per share from discontinued operations				
Basic	1.03	0.08	1.15	0.19
Diluted	1.01	0.07	1.13	0.18

This gain includes an impairment of $1,795,000 on our long-term investments Les Biotechnologies Océanova because this company development was based on the Actives Ingredients business.

Moreover, an amount of $4,391,000 of the proceed from the sale of the AI&SC Division is recorded as deferred revenues relative to the five year Manufacturing and Supply agreement signed with the buyer.

[(1)] In the 2008 second quarter, an amount of $6,525,000 is related to the gain on disposal of the discontinued operations.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

4 Business acquisition

On February 15, 2008, the Company acquired all of the shares of Multicare B.V. ("Multicare") for a total consideration of $25,207,000, including all acquisition-related costs and the line of credit assumed, of which $23,698,000 was paid cash, $50,000 was accrued as acquisition-related costs and $1,459,000 by the issuance of 81,128 Atrium common shares with a price of CAN$17.92 per share, which price has been established with the weighted average share price of the five days preceding the acquisition date. Multicare, through its subsidiary MCO Health B.V. ("MCO"), manufactures and markets a complete range of nutritional supplements under different brands among which Orthica is by far the most important. Multicare sells its products primarily in the Netherlands and they are mainly marketed to healthcare practitioners and are also distributed through drugstores.

The acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The total consideration was allocated based on management's preliminary assesment as to the estimated fair values at the acquisition date. This preliminary assesment is subject to change upon receipt of an independant valuation reports and the final determination of the fair values of the assets acquired and liabilities assumed.

The allocated values of the net assets acquired are as follows:	**Multicare**
	$
Assets	
Current assets	7,227
Property, plant and equipment	824
Intangible assets	12,764
Future income tax assets	104
	20,919
Liabilities	
Current liabilities	3,723
Long-term debt	6,433
Future income tax liabilities	3,255
	13,411
Net identifiable assets acquired	7,508
Goodwill	17,561
Purchase price	25,069
Plus: Line of credit	138
Total consideration	25,207
Less : Common shares issued	(1,459)
Unpaid acquisition fees	(50)
Net cash used for the acquisition	23,698

Goodwill and intangible assets from Multicare are not deductible for income tax purposes

Intangible assets mainly consist of indefinite-lived trademarks for an amount of $11,582,000 and customer relationships for an amount of $1,182,000. Indefinite-lived trademarks are not amortized but are subject to an annual impairment test. Customer relationships are amortized on a straight-line basis over their estimated useful lives of fifteen years.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

5 Goodwill

The change in the carrying value is as follows :

	$
Balance as at December 31, 2006	63,060
Acquisitions	98,451
Adjustments (a)	2,531
Impact of foreign exchange rate	4,786
Balance as at December 31, 2007	168,828
Acquisitions (note 4)	17,561
Adjustments (a)	24
Impact of foreign exchange rate	8,355
Balance as at June 30, 2008	194,768

(a) Adjustments consist of changes to the estimated fair value of assets acquired and liabilities assumed, future income tax liabilities, contingent payments, additional acquisition-related costs and reversal of accounts payable and accrued liabilities related to acquisitions.

6 Long-term debt

	As at June 30, 2008	As at December 31, 2007
	$	$
Revolving credit facility, borrowed in US dollars	81,400	83,700
Revolving credit facility, borrowed in euros	49,396	181,787
Unsecured loan, borrowed in Canadian dollars	13,148	13,525
Other	21	113
	143,965	279,125
Less current portion	21	113
	143,944	279,012

7 Share capital

Company's stock option plan

The following table summarizes the stock option activity:

	Number	Weighted average exercise price (CAN$)
Balance as at December 31, 2006	2,549,000	3.87
Granted	335,000	18.65
Exercised	(542,300)	3.57
Forfeited	(16,000)	4.21
Balance as at December 31, 2007	2,325,700	6.07
Exercised	(1,150,700)	4.15
Forfeited	(80,000)	4.21
Balance as at June 30, 2008	1,095,000	8.22

8 Earnings per share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted net earnings per share calculation:

(expressed in thousands)	Quarters ended June 30,		Six months ended June 30,	
	2008	2007	2008	2007
Basic weighted average number of shares outstanding	32,362	30,753	32,313	30,711
Dilutive effect of stock options	642	1,917	762	1,921
Diluted weighted average number of shares outstanding	33,004	32,670	33,075	32,632

9 Capital Management

The Company's primary objectives of managing capital are:
- Ensure the longevity of the Company's capital so as to support continued operation and shareholder returns;
- Preserve its financial flexibility in order to continue our acquisition program of society or complementary products;
- Optimize leverage position by targeting a total debt / earnings before income tax, interest and depreciation ratio lower to 3.5.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. Capital management objectives, policies and procedures were unchanged since the last period.

For the six-month period ended June 30, 2008, the Company has not been in default under any of its obligations regarding the revolving credit facility. Moreover, the AI&SC division sell pushed down the debt level, giving the Company a greater flexibility in the pursuit of its goals.

10 Financial Instruments

As at June 30, 2008, the classification of the financial instruments, other than derivative financial instruments, as well as their carrying amounts and fair values, are shown in the table below.

	Held for trading	Loans and receivables	Other financial liabilities	Total book value	Fair value
	$	$	$	$	$
Financial assets					
Cash and cash equivalents	20,005	-	-	20,005	20,005
Accounts receivable	-	39,232	-	39,232	39,232
Current receivable	-	9,966	-	9,966	9,966
Financial liabilities					
Accounts payable and accrued liabilities	-	36,967	-	36,967	36,967
Long-term debt	-	-	143,965	143,965	144,065

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

Fair Value

Cash and cash equivalents, accounts receivable, short-term note and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity. The fair value of the long-term debt has been established by discounting the future cash flows at an interest rate to which the Company would currently be able to obtain for loans with similar maturity dates and terms. The fair value of the long-term debt is $144,065,000 ($279,243,000 as at December 31, 2007).

The fair value of derivative financial instruments is approximately the amounts for which the financial instruments could be settled between consenting parties, based on current market data for similar instruments. As estimates must be used to determine fair value, they must not be interpreted as being realizable in the event of an immediate settlement of the instruments.

The fair values of the derivative financial instruments as at June 30, 2008, are detailled as follow:

	Assets	Liabilities
Derivative financial instruments designated as cash flow hedge:	$	$
U.S. interest rate swaps	-	539

Foreign exchange risk

As the Company operates internationally, it is exposed to foreign exchange risks because of possible fluctuations in exchange rates. For the six-month periods ended June 30, 2008 and 2007, the Company is exposed to limited foreign exchange risks as transactions by its European subsidiaries are denominated in euros, than those made by its U.S. subsidiaries are denominated in U.S. dollars and those made by its Canadian subsidiaries are denominated in Canadian dollars.

Following the acquisition of Mucos in July 2007 and the sale of our AI&SC Division in May 2008, the portion of our operations denominated in Euro is approximately 50%. We have a natural hedge for a portion of our cash flow generated in Euro related due to the interest paid on our long term debt in Euro. As at June 30, 2008, the Company has long-term debts in foreign currency other than the US dollar, amounting to 13,407,000 Canadian dollars and 31,400,000 euros. Furthermore, the Company is not exposed to any significant risk associated with forward exchange contracts outstanding as at June 30, 2008.

For the second quarter of 2008, everything else being equal, an hypothetical strengthening of 5.0% of the Euro against the U.S. dollar on the debt would have had no impact on net income and an unfavorable impact before income tax of $2,470,000 on the other comprehensive income. An hypothetical weakening of 5.0% of the Euro against the U.S.dollar on the debt would have had the opposite impact on the other comprehensive income and still no impact on net income.

For the second quarter of 2008, everything else being equal, an hypothetical strengthening of 5.0% of the Canadian dollar against the U.S. dollar on the debt would have had no impact on net income and an unfavorable impact before income tax of $657,000 on the other comprehensive income. An hypothetical weakening of 5.0% of the Canadian dollar against the U.S.dollar on the debt would have had the opposite impact on the other comprehensive income and still no impact on net income.

Liquidity risk

The Company has contractual obligations and financial liabilities, thus, is exposed to liquidity risk.

The Company believes that future cash flows generated by operations and access to additional liquidity through capital and banking markets will be adequate to meet its financial obligations. With senior management oversight, the Company manages the cash resources based on financial forecasts and anticipated cash flows.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

Interest rate risk

The Company's exposure to interest rate risk is as follows:

Cash and cash equivalents	Variable interest rate
Accounts receivable	Non-interest bearing
Short-term note	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Long-term debt	Fixed interest rate and variable interest rate

In order to mitigate this risk, the Company maintains, with interest rate swap, an adequate balance of fixed versus floating rate debt. As at June 30, 2008, the floating rate portion of the Company's long-term debt represented 56% of the total while the fixed rate portion represented 44%.

For the second quarter of 2008, everything else being equal, an hypothetical increase of 0.5% in interest rates on the debt would have had an unfavorable impact of $71,000 on net income and no impact on the other comprehensive income. An hypothetical decrease of 0.5% in interest rates on the debt would have had the opposite impact on net income and still no impact on the other comprehensive income.

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are held by the Banks according to the following distribution:

	As at June 30, 2008		As at December 31, 2007	
	Related to continuing operations	Related to assets held for sale	Related to continuing operations	Related to assets held for sale
	$	$	$	$
European banks	8,668	-	19,072	15,838
American banks	10,088	-	7,224	-
Canadian banks	1,249	-	1,110	1,609
	20,005	-	27,406	17,447
	20,005		44,853	

Consequently, management considers the concentration of credit risk related to cash and cash equivalents to be minimal. The Company is protected against any concentration of credit risk through its products, clientele and geographic diversity. As at June 30, 2008, the maximum credit risk exposure for receivables corresponds to their carrying value.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $580,000 as at June 30, 2008 and $598,000 as at December 31, 2007.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

11 Statements of cash flows

a) Change in non-cash operating working capital items

	Quarters ended June 30,		Six months ended June 30,	
	2008	2007	2008	2007
	$	$	$	$
Accounts receivable	(2,407)	5,384	(10,263)	3,199
Inventory	(5,852)	(34)	(10,123)	1,268
Prepaid expenses	(163)	227	(204)	101
Accounts payable and accrued liabilities	(4,998)	(701)	(4,018)	(1,816)
Income taxes	(1,384)	(1,388)	(2,825)	281
Other current assets	(147)	-	(286)	-
	(14,951)	3,488	(27,719)	3,033

b) Additional information

Interest paid	3,996	1,971	5,501	3,903
Income taxes paid	5,611	5,339	11,466	6,386
Income taxes recovered	313	949	313	949

12 Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation.

Form 52-109F2 – Certification of Interim Filings

I, Pierre Fitzgibbon, President and Chief Executive Officer of Atrium Innovations Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Innovations Inc., (the issuer) for the interim period ended June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date : August 7, 2008

Pierre Fitzgibbon
President and Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, Mario Paradis, Vice President and Chief Financial Officer of Atrium Innovations Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Innovations Inc., (the issuer) for the interim period ended June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date : August 7, 2008

Mario Paradis
Vice President and Chief Financial Officer